UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one): [	] Form 10-K [	] Form 20-F [ X ] Form 10-Q [	] Form N-SAR
	[ X ] For Period Ended:	June 30, 2006
	[	] Transition Report on Form 10-K
	[	] Transition Report on Form 20-F
	[	] Transition Report on Form 11-K
	[	] Transition Report on Form 10-Q
	[	] Transition Report on Form N-SAR
	[	] For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ICON Income Fund Nine, LLC

Full Name of Registrant

Former Name if Applicable

100 Fifth Avenue, 4th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10011

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]

(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

The Registrant requires additional time to prepare and file its Quarterly Report on Form 10-Q for the three months ended June 30, 2006 (the “10-Q”) because, as disclosed in the Form 8-K filed by the Registrant on May 18, 2006, the Registrant needed to restate its previously reported financial statements for the fiscal years ended December 31, 2003 and 2002, included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Annual Report”), as a result of the incorrect accounting treatment relating to three interest rate swap contracts entered into during September 2002.

The Registrant filed the 2004 Annual Report on July 19, 2006, and it is working diligently with its independent registered public accounting firm to file the 10-Q without unreasonable effort or expense, but will not be able to do so because the reports referenced below must be filed prior to the 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas W. Martin	(212)	418-4700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [ ] No[ X ]

Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on Form 10-Q for quarters ended March 31, 2005, June 30, 2005, September 30, 2005 and March 31, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [ ] No[ X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ICON INCOME FUND NINE, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: ICON Capital Corp., its Manager	Date	August 15, 2006

By: /s/ Thomas W. Martin
Thomas W. Martin
Chief Operating Officer